575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

October 13, 2011

Via EDGAR and Federal Express

Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549-3628

Re:
AMAG Pharmaceuticals, Inc. (“AMAG” or “the Company”) Preliminary Proxy Statement on Schedule 14A filed September 22, 2011 Filed by MSMB Capital Management LLC, et al.

Preliminary Consent Statement on Schedule 14A filed September 22, 2011 Filed by MSMB Capital Management LLC, et al.

Additional Soliciting Materials filed pursuant to Rule 14a-12 on September 22, 2011 by MSMB Capital Management LLC, et al.
File No. 001-10865

Dear Mr. Hindin,

Set forth below is the response on behalf of MSMB Capital Management LLC (“MSMB”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 30, 2011 (the “Comment Letter”) concerning (i) the referenced Preliminary Proxy Statement on Schedule 14A, which was originally filed with the Commission on September 22, 2011, (ii) the referenced Preliminary Consent Statement on Schedule 14A which was originally filed with the Commission on September 22, 2011 and (iii) Additional Soliciting Materials filed pursuant to Rule 14a-12 which were originally filed with the Commission on September 22, 2011.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, MSMB.

We are providing to you under separate cover two copies of Amendment No. 1 to the above-referenced Preliminary Proxy Statement on Schedule 14A, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.  Upon MSMB’s filing of Amendment No. 1 to the above-referenced Preliminary Consent Statement on Schedule 14A with the Commission, we will provide two copies of such amendment, one of which will be marked to show changes from the previously filed version.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

 General

1.
We note that you have made statements in your soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of AMAG’s management and board of directors, all without adequate factual foundation. The following problematic statements are representative of those that appear in your soliciting materials:

•	“...we believe that the current board has allowed management to undertake an ill-conceived business plan and destroy shareholder value.” (DFAN filed September 22, 2011);

•	“The board’s latest and more grievous offense was approving the proposed merger with Allos.” (DFAN filed September 22, 2011);

•
“The decision to merge with Allos...is an example of the Company Board and Management prioritizing their interests over the interests of the AMAG stockholders.” (PREC14A filed September 22, 2011 and PREN14A filed September 22, 2011); and

•	“bad decisions repeatedly made by the Company Board” (PREC14A filed September 22, 2011).

Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

We have revised the disclosure in the Preliminary Proxy Statement and the Preliminary Consent Statement in accordance with the Staff’s comment.  We believe that our statements set forth in our Additional Soliciting Materials have a strong factual foundation.  For example, as set forth on Exhibit A attached hereto,  the market price of the Company’s common stock declined from $60.11 to $35.85 in 2008 (a 40% decrease), from $38.39 to $18.10 in 2010 (a 53% decrease) and from $18.09 on January 3, 2011 to $14.76 on September 30, 2011 (a 19% decrease) and between April 12, 2007 and September 30, 2011, the Company's common stock has suffered an

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

aggregate decline from $71.34 to $14.76 on or an aggregate decrease of 79%.  Comparatively, as set forth on Exhibit B attached hereto, the NASDAQ Biotech Index has increased 25% over the past year and 46% over the past five years.  The Company's common stock aggregate decrease in market value of 79% demonstrates the significant destruction in stockholder value that has occurred over the four years. Correspondingly, when the applicable Nasdaq index increases over 46% over the same period, it is evident that the Company's business plan is ill-conceived.

In addition to the Company's substantial decrease in value, according to the Company's 2011 Proxy Statement filed on April 18, 2011, as set forth on Exhibit C attached hereto, the Company's Compensation Committee believed that management's performance was “well short” of achieving the Feraheme-related sales goals set by the Board.  Despite management's failure to achieve the pre-determined goals of the Company or the Company's poor performance over the past four years, the Board granted the Company's Chief Executive Officer a $100,000 increase in his base salary in 2010 and amended his employment agreement in February 2011 to provide for a significantly larger change of control payment.

We have revised the Preliminary Proxy Statement and the Preliminary Consent Statement on pages ii and ii, respectively, as requested.  We acknowledge that we will not make similar statements in our soliciting materials without providing a proper factual foundation for the statements.

Schedule 14A – Preliminary Proxy Statement

General

2.	Revise the proxy statement and form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

We have revised the disclosure as requested.

3.
Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

We confirm that we will post the proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.

4.
A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:

•	references to “value-destroying merger” with Allos;
•	characterization of the cash premium offered by MSMB as “meaningful;”
•	references to the “poorly-conceived proposed merger” with Allos.

We have revised the disclosure as requested and expanded our disclosure under “Reasons to Vote “Against” the Share Issuance Proposal” on pages 1 and 2 in the Preliminary Proxy Statement.

Reasons to Vote “Against” The Share Issuance Proposal page 1

5.
It has come to our attention that Folotyn has patent protection that will protect it from generic competition until approximately 2025. Please revise your disclosure accordingly or provide us with support for your determination that Folotyn will face generic competition in 2016. Please provide factual support for your statements that Folotyn “faces strong competition that marginalizes its profitability and limits potential growth” and that it has “failed to meet its potential.”

As set forth on Exhibit D attached hereto, the United States Food and Drug Administration's "Orange Book" confirms the expiration of the “Orphan Status” 7-year statutory protection for Folotyn on September 24, 2016.  Once the "Orphan Status" expires, Folotyn may be subject to generic competition.

The "Orange Book" also states that certain patents relating to Folotyn will continue until 2025.  However, such patents relate to "non-composition of matter" or "method of use".  As set forth on page 5 of the Company's presentation to ISS on September 30, which is attached hereto as Exhibit E, only the T-cell use patent is valid through 2025.  The T-cell use patent is a "method of use" patent  and such patents do not protect Folotyn's active pharmaceutical ingredient, as set forth on Exhibit F attached hereto.  If the active ingredient does not have patent protection it is subject to generic competition for alternative uses which could effectively erode Folotyn’s market position.  Accordingly, we believe it is unlikely that such patent will provide meaningful protection against Folotyn’s generic competitors.  Therefore, we believe it is misleading to tell investors that Folotyn will be subject to patent protection and accordingly have its projected revenue stream until 2025 without discussing the risks associated with the patent.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

We have revised the disclosure on pages ii and 1 as requested.

6.	Please provide factual support for your statement that Folotyn is Allos’ “sole asset.”

As set forth on Exhibit G attached hereto, Allos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 states that “Folotyn is our only product approved for marketing by the FDA and our ability to generate revenue in the near term is entirely dependent upon sales of Folotyn.”  We have revised our disclosure to indicate that Folotyn is the sole revenue generating asset of Allos.

7.
It has come to our attention that Feraheme is currently approved solely for the treatment of iron deficiency anemia in adult patients with chronic kidney disease. Please revise your disclosure in which you reference a “variety of applications” for Feraheme to clarify that the drug is currently only approved for one application and other potential applications are unapproved.

We have revised the disclosure on page 2 as requested.

8.
Please provide factual support for your statement that that there are “not obvious synergies” between AMAG and Allos and your statement that Feraheme is not primarily prescribed by oncologists and hematologists. It has come to our attention that AMAG has presented data in its quarterly earnings conference calls indicating that oncologists and hematologists are the primary prescribers of Feraheme. It has also come to our attention that Folotyn is marketed primarily to oncologists and hematologists.

As set forth on Exhibit H attached hereto, on page 5 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, the Company states that it "market[s] and sell[s] Feraheme in both the dialysis and non-dialysis CKD [Chronic Kidney Disease] markets, including to nephrologists, hematologists, dialysis organizations, hospitals and other end-users who treat patients with CKD. In 2010, due to an impending change in the way the federal government reimburses providers for the care of dialysis patients, the utilization of Feraheme shifted from primarily dialysis patients to non-dialysis patients. Accordingly, our commercial efforts in 2011 will focus entirely on building Feraheme utilization in non-dialysis CKD patients. We anticipate the vast majority of all Feraheme utilization in the U.S. will be in the non-dialysis CKD patient population in 2011."  In addition, as set forth on Exhibit I attached hereto, on page 7 of the 2010 Form 10-K, the Company states "Currently, only certain iron dextran IV iron products are approved for the treatment of all patients with IDA [Iron Deficiency Anemia], regardless of the underlying cause. All of the other currently marketed IV iron products, including Feraheme, are only approved in the U.S. for either the treatment of IDA in CKD patients or CKD patients on hemodialysis."  The Company has not revised or clarified this information in subsequent filings on Form 10-Q for the periods ended March 31, 2011 or June 30, 2011. As such, if oncologists are the primary prescribers of Feraheme they would be doing so in an "off-label" capacity which we believe is inconsistent with the Rules and Regulations of the U.S. Food and Drug Administration.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

9.	Please provide factual support for your belief that Feraheme is the “best product in its class” and “significantly increases the quality of life for patients that rely on it.”

We believe that Feraheme is the best product in its class because it has the shortest administration time of any competing product and is therefore the most convenient intravenously administered iron replacement product on the market.  We have revised the disclosure on pages 1 and 2 to reflect the basis for our belief.

Background to the Solicitation, page 3

10.
Please provide support for the statement that MSMB is a “leading investment firm focused on global healthcare and biotechnology opportunities.” Please include additional disclosure describing your business, assets under management and relevant investments or transactions of a nature similar to your proposed transaction with AMAG.

We have revised the disclosure to replace “leading investment firm” with “investment firm.” MSMB Capital Management and its affiliates, which include MSMB Healthcare LP, MSMB Consumer LP and other affiliates, are long/short focused hedge funds that invest in equities of public companies listed in the United States and internationally.  Exhibit J attached hereto sets forth MSMB’s assets under management and its transaction history.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

11.
A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:

•	reference to the “precipitous” decline in the Company’s stock price over the last four years;

As set forth on Exhibit A attached hereto,  the market price of the Company’s common stock declined from $60.11 to $35.85 in 2008 (a 40% decrease), from $38.39 to $18.10 in 2010 (a 53% decrease) and from $18.09 on January 3, 2011 to $14.76 on September 30, 2011 (a 19% decrease) and between April 12, 2007 and September 30, 2011, the Company's common stock has suffered an aggregate decline from $71.34 to $14.76 or an aggregate decrease of 79%.  Comparatively, as set forth on Exhibit B attached hereto, the NASDAQ Biotech Index has increased 25% over the past year and 46% over the past five years.  The Company's common stock aggregate decrease in market value of 79% demonstrates the significant destruction in stockholder value that has occurred over the four years.

•	the characterization that “many in the investment community” view the proposed merger as “poorly-conceived” and “destructive to shareholder value”;

Attached hereto as Exhibit K are examples of publicly available articles and Analyst Reports regarding the proposed merger with Allos.

•	reference to the “market’s poor reception” to the proposed Allos merger; and

On July 20, 2011, the first day following the Company's announcement of the execution of the Merger Agreement with Allos, the price of the Company’s common stock decreased from $19.07 to $16.31, a decrease of approximately 14%.  Additionally, between July 20, 2011 and October 12, 2011, the price of the Company's common stock decreased from $19.07 to $13.97, a decrease of approximately 27%.  We have revised our disclosure as requested to reflect this decline.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

Additionally, attached hereto as Exhibit L are examples of publicly-available articles regarding the proposed merger with Allos.

•	reference to the “superior economics of MSMB’s offer.”

The proposed transaction with Allos would result in Allos stockholders owning 39% of the outstanding shares of the Company's common stock.  Contrarily, on August 2, 2011, when MSMB publicly announced its proposal to acquire the Company, such proposal represented a 25% premium of the closing price of the Company's common stock on the date the offer was made.    We have stated, and continue to believe, that MSMB’s all-cash Proposed Offer provides a compelling and attractive alternative to the massive dilution and uncertainty that the Company’s stockholders would experience if the Company and Allos consummated the Proposed Merger. We have revised the disclosure to clarify this point as requested.

12.	Please provide factual support for the statement on page 3 m your letter to the board of directors of AMAG that you are a “long-term stockholder” of the company.

MSMB believes in Feraheme and the positive impact that it can have on those that suffer from CKD and IDA. As such, MSMB has a long-term interest in the Company and intends to support its employees in their efforts to provide Feraheme to patients in need.

13.
It has come to our attention that Martin Shkreli, the Chief Investment Officer of MSMB is the Chairman and Chief Executive Officer of Retrophin LLC and that Steven Richardson is a director of Retrophin LLC. Please revise your disclosure on page 4 to include this information.

We have revised the disclosure on page 6 as requested.

Certain Information Regarding the Proposed Merger, page 6

14.
Please prominently disclose the risks associated with voting against the Share Issuance Proposal, and provide a cross-reference to the section of your document entitled “Forward-Looking Statements.” Any discussion of risks should include a clear statement that there can be no assurance that MSMB’s proposed offer will be consummated if the Share Issuance Proposal is rejected by shareholders.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

We have revised the disclosure on pages ii and 13 as requested.

Solicitation of Proxies, page 14

15.
Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We confirm our understanding of our obligations.

Schedule I

16.
Please include the holdings of AMAG common stock held by Ironman Acquisition, LP and Ironman Acquisition GP, LLC or confirm that these entities do not beneficially own common stock of AMAG. Page I-3 refers to a section entitled “Partners, Officers and Employees of Ironman,” yet it does not appear such a section exists. Please revise or advise.

We confirm that these entities do not beneficially own common stock of the Company and have revised the disclosure accordingly.

Schedule 14A – Preliminary Consent Statement

General

17.	Please provide factual support for your assertion throughout the preliminary proxy that the proposed merger with Altos is not in the best interest of shareholders.

We have revised the disclosure on pages ii and 2 to reflect that we believe that the proposed merger with Allos is not in the best interests of the Company’s stockholders for a number of reasons.  Specifically, we explain that (i) the proposed merger will result in the Allos stockholders owning 39% of the combined Company, (ii) we believe that Folotyn, the sole revenue generating asset of Allos, carries significant patent risk that could meaningfully limit its economic potential to the Company’s stockholders and (iii) we believe that management is ill-equipped to handle the merger and the subsequent integration of Allos due to the Company missing its performance goals in 2010.

18.
Revise the consent statement and form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1). Please remove references in the consent statement and form of proxy to “Withhold Consent” and replace such references with “Does Not Consent” or similar language to indicate that, by electing that option, the shareholder is not consenting to the proposal. Refer to Rule 14a-4(b)(1) and (2) and Instruction 2 to Rule 14a-4(b)(2).

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

We have revised the disclosure as requested.

19.
Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

We confirm that we will post our consent materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.

20.
Throughout the preliminary consent statement, you reference your belief that the nominees, if elected will “terminate the Merger Agreement with Allos” and give your proposed offer the “serious consideration it deserves.” Please revise your disclosure to clarify the restrictions the AMAG board faces in terminating the Allos merger agreement. For instance, your disclosure should clearly state that the Allos merger agreement may only be terminated under limited circumstances and that termination under certain conditions will trigger payment of a significant termination fee to Allos. Please explain under what grounds you believe the nominees would seek to terminate the Allos merger agreement. In light of your disclosure that it is possible that you could reduce your offer price if the Company takes any further actions that reduces its value to you, please disclose whether the Proposed Offer price of $18 per share would be reduced as a result of the termination fee.

We have revised the disclosure on page ii as requested.

21.
We note the disclaimer on page iii that you do not take any responsibility for the disclosure concerning the Company. While you may include appropriate language about the limits on the reliability of information, you may not disclaim responsibility for its accuracy. Please revise.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

We have revised the disclosure on page iii as requested.

Proposal 1 – The Bylaw Restoration Proposal, page 6

22.	Please state whether any changes have been made to the bylaws to date that would be eliminated if this proposal is adopted and describe the specific bylaw provisions.

We have revised the disclosure as requested.

Proposal 3 – The Removal Proposal, page 6

23.
Please state why you are asking the shareholders to consent to the removal of six of the seven current directors of AMAG but are not asking the shareholders to consent to the removal of the seventh director, Robert J. Perez.

We have revised the disclosure as requested.

24.	On page seven, please cite the specific provision of the Delaware General Corporation Law related to removal of directors which you reference.

We have revised the disclosure on page 7 as requested.

Proposal 4 – The Election Proposal, page 8

25.
We note that your election proposal contains five nominees. Assuming the shareholders approve the Removal Proposal and approve the Election Proposal fully, there will be one vacancy on the board. Please revise your disclosure to explain how you expect this vacancy will be filled and whether MSMB intends to propose a sixth nominee to fill this vacancy.

We have revised the disclosure as requested.

Background of the Written Consent Solicitation, page 9

26.
Here and in the introductory section of your preliminary consent statement, please provide additional disclosure clarifying that your Proposed Offer is non-binding and that you are under no obligation to consummate an acquisition of AMAG. Please provide disclosure addressing your financial capability to fund the all-cash offer you have proposed. Please address the risk that you could fail to make a binding offer or could make an offer at less than the proposed offering price of $18.00 per share.

We have revised the disclosure on pages ii, 3 and 12 as requested.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

27.
A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:

•	reference to the “precipitous” decline in the Company’s stock price over the last four years;

As set forth on Exhibit A attached hereto,  the market price of the Company’s common stock declined from $60.11 to $35.85 in 2008 (a 40% decrease), from $38.39 to $18.10 in 2010 (a 53% decrease) and from $18.09 on January 3, 2011 to $14.76 on September 30, 2011 (a 19% decrease) and between April 12, 2007 and September 30, 2011, the Company's common stock has suffered an aggregate decline from $71.34 to $14.76 or an aggregate decrease of 79%.  Comparatively, as set forth on Exhibit B attached hereto, the NASDAQ Biotech Index has increased 25% over the past year and 46% over the past five years.  The Company's common stock aggregate decrease in market value of 79% demonstrates the significant destruction in stockholder value that has occurred over the four years.

•	the characterization that “many in the investment community” view the proposed merger as “poorly-conceived” and “destructive to shareholder value”;

Attached hereto as Exhibit K are examples of publicly available articles and Analyst Reports regarding the proposed merger with Allos.

•	reference to the “market’s poor reception” to the proposed Allos merger; and

On July 20, 2011, the first day following the Company's announcement of the execution of the Merger Agreement with Allos, the price of the Company’s common stock decreased from $19.07 to $16.31, a decrease of approximately 14%.  Additionally, between July 20, 2011 and October 12, 2011, the price of the Company's common stock decreased from $19.07 to $13.97, a decrease of approximately 27%.  We have revised our disclosure as requested to reflect this decline.

Additionally, attached hereto as Exhibit L are examples of publicly available articles regarding the proposed merger with Allos.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

•	reference to the “superior economics of MSMB’s offer.”

The proposed transaction with Allos would result in Allos stockholders owning 39% of the outstanding shares of the Company's common stock.  Contrarily, on August 2, 2011, when MSMB publicly announced its proposal to acquire the Company, such proposal represented a 25% premium of the closing price of the Company's common stock on the date the offer was made.    We have stated, and continue to believe, that MSMB’s all-cash Proposed Offer provides a compelling and attractive alternative to the massive dilution and uncertainty that the Company’s stockholders would experience if the Company and Allos consummated the Proposed Merger. We have revised the disclosure as requested to clarify this point.

28.
Please provide factual support for the statement on page 10 in your letter to the board of directors of AMAG that you are a “long-term stockholder” of the company. Include in such discussion an explanation of your purchases and sales listed in Annex C.

MSMB believes in Feraheme and the positive impact that it can have on those that suffer from CKD and IDA. As such, MSMB has a long-term interest in the Company and intends to support its employees in their efforts to provide Feraheme to patients in need..  We feel it would be inappropriate to revise the disclosure on page 10 because such disclosure is a copy of the letter we sent to the Company's Board of Directors, but we will clarify that claim in future filings and public statements.

29.
You state on page 11 that certain of the nominees may be deemed to be limited partners in funds operated or managed by MSMB. Please expand this disclosure to specifically identify each such nominee, disclose the specific basis on which he may be deemed to be a limited partner, identify the fund and disclose its relationship to MSMB and disclose the ownership interest of the nominee.

We have revised the disclosure on page 11 as requested.

The Nominees, page 12

30.
Please revise as appropriate to include dates of employment and positions held for the full most recent five years for each of the proposed nominees. For instance, please provide dates corresponding to the positions held by Dr. Peter Rheinstein as listed in his biography. For Steven Richardson, please disclose positions held prior to 2008 and corresponding dates.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

We have revised the disclosure on page 12 as requested.

Arrangements between MSMB and the Nominees, page 15

31.
Please confirm that you have properly disclosed all material relationships between MSMB, the officers or MSMB and the nominees. If any of the nominees serve on a board of directors or as an officer of another entity on which an officer of MSMB also serves or in which MSMB has a material financial interest, this information should be fully disclosed. For example, it has come to our attention that Martin Shkreli, the Chief Investment Officer of MSMB is the Chairman and Chief Executive Officer of Retrophin LLC and that Steven Richardson is a director of Retrophin LLC. Please revise your disclosure to include this information. We further note that Mr. Vaino is employed as an analyst by MSMB. Please revise your disclosure to discuss potential conflicts of interest presented by Mr. Vaino’s status as an employee of MSMB and his potential role as a board member of AMAG. Please see Item 5 of Schedule 14A.

We have revised the disclosure on page 15 as requested.

Other Information, page 19
Participants in the Solicitation and Solicitation of Written Consents, page 19

32.
Please provide support for the statement that MSMB is a “leading investment firm focused on global healthcare and biotechnology opportunities.” Please include additional disclosure describing your business, assets under management and relevant investments or transactions of a nature similar to your proposed transaction with AMAG.

We have revised the disclosure to replace “leading investment firm” with “investment firm.” MSMB Capital Management and its affiliates, which include MSMB Healthcare LP, MSMB Consumer LP and other affiliates, are long/short focused hedge funds that invest in equities of public companies listed in the United States and internationally.  Exhibit J attached hereto sets forth MSMB’s assets under management and its transaction history.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 13, 2011

Annex C

33.	Please include the holdings of AMAG common stock held by Ironman Acquisition, LP and Ironman Acquisition GP, LLC or confirm that these entities do not beneficially own common stock of AMAG.

We confirm that these entities do not beneficially own common stock of the Company and have revised the disclosure on page C-3 accordingly.

If you have any additional questions regarding any of our responses or the revised Preliminary Proxy Statement, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan L. Greebel
Evan L. Greebel, Esq.

Enclosures

cc:           Martin Shkreli